CHELSEA ANNOUNCES FILING OF THIRD QUARTER 2017 FINANCIAL STATEMENTS AND MD&A

Calgary, Alberta, Canada, November 29, 2017 -- Chelsea Oil & Gas Ltd. ("Chelsea" or the "Company") (OTCBB: COGLF) announces that it has filed its unaudited interim condensed consolidated financial statements and accompanying notes for the three and nine month periods ended September 30, 2017 and 2016 and its related management's discussion and analysis with applicable Canadian securities regulatory authorities.

Copies of each of these documents may be obtained through the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

For further information contact:

Chelsea Oil & Gas Ltd.
+1 (403) 457 1959
info@chelseaoilandgas.com
www.chelseaoilandgas.com